CLECO POWER LLC
2030 DONAHUE FERRY ROAD
PINEVILLE, LOUISIANA 71360-5226

June 3, 2022

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance

Attention: Arthur Sandel and Rolaine Bancroft

RE:	Cleco Securitization I LLC Cleco Power LLC Registration Statement on Form SF-1 File Nos. 333-264319 and 333-264319-01

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cleco Power LLC and Cleco Securitization I LLC, hereby request that the effective date of the Registration Statement referred to above be accelerated so that the same will become effective on June 7, 2022 at 11:00 a.m. E.T., or as soon as practicable thereafter.

Please call Timothy S. Taylor of Baker Botts L.L.P. at (713) 229-1184 as soon as the registration statement has been declared effective.

Very truly yours,

Cleco Power LLC

By:	/s/ Kristin Guillory
Name:	Kristin Guillory
Title:	Chief Financial Officer

cc:	Timothy S. Taylor, Baker Botts L.L.P.
Jeremy Kliebert, Cleco Power